FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)
[X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission file number 001-13958

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2019 and 2018

Page No(s).
Report of Independent Registered Public Accounting Firm	F-3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	F-4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	F-5
Notes to Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019	F-6 - F-15
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	F-16 - F-43
Signature	F-44 - F-45
Exhibit Index
Exhibit Number Exhibit Name
23.1 Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and  Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of  1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of
The Hartford Investment and Savings Plan
Hartford, Connecticut

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Hartford, Connecticut
June 25, 2020

We have served as the auditor of the Plan since 2001.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018
($ IN THOUSANDS)

	2019	2018
Assets
Investments:
Investments, at fair value (Note 4)	$4,329,928	$3,369,025
Investments, at contract value (Note 3)	741,963	746,061
Total investments	5,071,891	4,115,086
Receivables:
Notes receivable from Members	73,552	67,753
Dividends and interest receivable	3,085	2,961
Total receivables	76,637	70,714
Total assets	5,148,528	4,185,800
Liabilities
Investment management expenses payable	788	803
Administrative expenses payable	49	43
Total liabilities	837	846
Net assets available for benefits	$5,147,691	$4,184,954

See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019
($ IN THOUSANDS)

2019
Additions to net assets attributed to:
Contributions:
Member contributions	$169,686
Employer contributions	136,694
Rollover contributions	77,414
Total contributions	383,794

Investment income:
Net appreciation in fair value of investments	873,804
Dividends	11,508
Total investment income	885,312

Interest income on notes receivable from Members	4,016

Total additions	1,273,122

Deductions from net assets attributed to:
Benefits paid to Members	308,144
Investment management fees	1,958
Administrative expenses	283
Total deductions	310,385

Net increase in net assets	962,737

Net assets available for benefits:
Beginning of year	4,184,954
End of year	$5,147,691

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018
AND FOR THE YEAR ENDED DECEMBER 31, 2019
($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. Members should refer to the Plan document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG”, together with its subsidiaries, “The Hartford”, or the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance and group life and disability products to individual and business customers in the United States of America. The Hartford is also a provider of mutual funds to investors. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 9 for a general description of amendments made to the Plan document during 2019 and 2018.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The trust, as defined in the Plan document, is comprised of the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Newport Trust Company as fiduciary with respect to the common stock of HFSG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add investment funds to, or eliminate investment funds from, the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.

Contributions

Members may elect to contribute a percentage of their eligible compensation (including, overtime and certain annual bonuses and sales incentives) and may designate their contributions as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, Members may contribute 1% to 50% of eligible compensation, except that Members who are highly compensated employees may have contribution limits of less than 50% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they are automatically enrolled to make before-tax contributions equal to 6% of eligible compensation.

The Company's contributions include a non-elective contribution of 2% of eligible compensation (“Non-elective Company contributions”) and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”). Prior to January 1, 2013, in addition to matching company contributions, the Company made floor company contributions equal to 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary.

Note 1. Description of the Plan (continued)

Member contributions in excess of 6% of the eligible compensation are supplemental savings that are not matched by the Company.

Administrative Costs

The trust pays certain administrative expenses of the Plan out of the assets of the trust. Expenses not paid by the trust are borne by the Company.

Member Accounts

Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of the associated Matching Company contributions, Non-Elective Company contributions and any investment earnings for the Member’s account, and is charged with withdrawals and an allocation of administrative expenses and investment losses for the Member’s account. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members first hired prior to January 1, 2016 are 100% vested in Matching Company and Non-Elective Company contributions made after January 1, 2013 after two years of service. Effective January 1, 2016, Members first hired on or after January 1, 2016 are 100% vested in Matching Company contributions and Non-Elective Company contributions after three years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in floor company contributions made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching and Non-Elective Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Member contributions, Matching Company contributions and Non-Elective Company contributions may be invested in any of the various investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Note 8 for further discussion.

Notes Receivable from Members

Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits

On termination of service due to retirement, death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of

Note 1. Description of the Plan (continued)

Members meeting certain requirements, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy. If a Member was receiving installment payments, upon the Member’s death, the designated beneficiary has the option of receiving the remaining value either in a lump sum or annual installments over the beneficiary’s life expectancy.

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future Company contributions or Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2019 and 2018, forfeited non-vested account balances totaled $25 and $57, respectively, that had not been applied yet to future contributions or expenses.

These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2019, Matching Company contributions were reduced by $3,608 from forfeitures.

Adoption of New Accounting Standards

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820, effective for fiscal years beginning after December 15, 2019 with early adoption permitted. Early adoption is only permitted for the eliminated or modified disclosure requirements. The ASU removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. This disclosure is applicable to the Plan and the Plan adopted the new guidance as of December 31, 2019 and affected disclosures is incorporated in Note 4, Fair Value Measurements. There are no effects on the statements of net assets available for benefits or changes therein.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to its Members. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Note 2. Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan Members would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment gain (loss) for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are reflected as investment management fees paid out of the assets of the Fund and are recognized as expenses of the Plan.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Contributions

Member and Matching and Non-Elective Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Excess Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no such excess contributions in 2019 or 2018.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Member loans are recorded as deemed distributions based on the terms of the Plan document.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan Sponsor as provided in the Plan document. Recordkeeping fees of the Plan are paid by the Plan. All investment management and transaction fees directly related to the Plan investments are paid by the Plan.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions

The Plan’s stable value fund ("the Fund") available to Members as an investment option is a separately managed account, managed solely for the Plan, with a stable value fund investment strategy. The investment contracts within the stable value fund meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Members if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings based on crediting rates, less Member withdrawals and less administrative expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Plan:

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions (continued)

Contract Issuer	Contract Number	Major Credit Ratings	As of 12/31/2019 Investments at Contract Value	As of 12/31/2018 Investments at Contract Value

Synthetic GIC Contracts:
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$226,659	$220,225
American General Life	1646368	AA / Aa2	106,452	103,802
American General Life	1635582	AA+ / Aa2	81,789	79,895
RGA	RGA00058	AA / Aa2	44,690	43,545
Prudential	GA62433	AA / Aal	181,686	176,671
Traditional GIC Contract:
New York Life	GA29021	AA+ / Aaa	100,687	97,774
			741,963	721,912
Cash and cash equivalents				24,149
Total			$741,963	$746,061

The key difference between a synthetic guaranteed investment contract ("GIC") and a traditional GIC is that the Plan owns the underlying assets of the synthetic GIC. A synthetic GIC includes a wrapper contract, which is an agreement with the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic and traditional GICs are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic GICs held by the Plan includes wrapper contracts that provide a guarantee that the crediting rate with respect to the applicable underlying assets will not fall below 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.
The Plan also holds a traditional GIC. The contract issuer is contractually obligated to repay the principal and interest at a specific interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with the traditional and the synthetic GIC is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to  be tax-exempt under Section 501(a) of the Internal Revenue Code
2.Premature termination of the traditional GIC contract or the synthetic GIC contract
3.Plan termination or merger
4.Changes to the Plan’s prohibition on competing investment options
5.Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
The Plan Sponsor does not believe that any such events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer or that would limit the ability of the Plan to transact at contract value with the Members.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions (continued)
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events include the following:
1.An uncured violation of the Plan’s investment guidelines
2.A breach of a material obligation under the contract by the Plan Sponsor
3.A material misrepresentation by the Plan Sponsor
4.A material amendment to the agreements without the consent of the issuer.
Note 4. Fair Value Measurements

The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the level of the input that is least observable to the measurement in its entirety. The three levels of the hierarchy are as follows:

•Level 1 - Fair values based primarily on unadjusted quoted prices for identical assets, or liabilities, in active markets that the Plan has the ability to access at the measurement date.

• Level 2 - Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities in inactive markets.

• Level 3 - Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Plan’s best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Short-term Investments - Primary inputs also include material event notices and new issue money market rates.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Equity Securities - Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Investment Trusts - Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2019 and 2018 there were no unfunded commitments or redemption restrictions on collective investment trusts.

Note 4. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018.

	Investment Assets at Fair Value December 31, 2019
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$—	$6,680	$—	$6,680
Mutual Funds	770,292	—	—	770,292
Equity Securities	821,810	—	—	821,810

Total Investments at fair value [1]	$1,592,102	$6,680	$—	$1,598,782
Investments at net asset value:
Collective investment trusts				2,731,146

Total investments				$4,329,928

[1] Excludes $1,310 of dividend receivable and $1,775 of interest receivable recorded at fair value.

	Investment Assets at Fair Value December 31, 2018
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$—	$9,522	$—	$9,522
Mutual Funds	869,341	—	—	869,341
Equity Securities	1,124,940	—	—	1,124,940

Total Investments at fair value [1]	$1,994,281	$9,522	$—	$2,003,803
Investments at net asset value:
Collective investment trusts				1,365,222

Total investments				$3,369,025

[1] Excludes $1,395 of dividend receivable and $1,566 of interest receivable recorded at fair value.

Hartford’s Investment and Savings Plan Investment Committee, which oversees the Plan’s menu of investments, works with an unaffiliated investment consultant to monitor the performance of Plan investments, periodically reviews the Plan’s menu of investments and, when appropriate, makes changes.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 13, 2017 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. No provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.

The Plan is subject to audit by the IRS; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

Note 6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, affected Members automatically become fully-vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits per accompanying financial statements	$5,147,691	$4,184,954
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	18,487	(6,159)
Net assets per Form 5500	$5,166,178	$4,178,795

The following is a reconciliation of total investment income, contributions and interest income on notes receivable on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2019:

Total investment income, contributions and interest income on notes receivable per accompanying financial statements	$1,273,122
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	$6,159
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of the year	$18,487
Total income per Form 5500	$1,297,768

Note 7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2019:

Benefits paid to Members per accompanying financial statements	$308,144
Deduct amounts allocated to deemed loan distributions	119
Benefits paid to Members per Form 5500	$308,025

Note 8. Exempt Party-in-Interest Transactions

Certain Plan investments are in funds managed by the Trustee and certain subsidiaries of the Company. Fees paid by the Plan for trustee, custodial and investment management services amounted to $56 for the year ended December 31, 2019. The group annuity contract issued by a subsidiary of the Company was terminated in June 2018. In addition, certain Plan investments include shares of mutual funds that are advised and distributed by a subsidiary and shares of Hartford Stock. At December 31, 2019 and 2018, the fair value of affiliated mutual funds held by the Plan was $770,292 and $869,341, respectively. At December 31, 2019 and 2018, the Plan held 3,598,901 shares and 3,882,431 shares of Hartford Stock with a cost basis of $121,470 and $130,077, respectively. The shares of Hartford Stock had a fair value of $218,705 and $172,574 at December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $11,508.

Note 9. Plan Amendments and Other Changes

Effective January 1, 2018, the definition of Service was revised to give credit for employment with Aetna, Inc. to former Aetna employees who became Company employees on January 1, 2018 as a result of the Company’s acquisition of Aetna’s group life and disability business.  Former Aetna employees who did not make a proper enrollment election were automatically enrolled in the Plan by April 1,2019 with before-tax contributions equal to 6% of eligible compensation.

Effective January 1, 2018, a provision was added to the Plan to reduce the administrative burden of filing for benefits in cases where the beneficiary is unable to care for their affairs due to illness or accident, or is a minor or has died.

Effective December 1, 2018, the definition of Service was revised to give credit for employment with Y-Risk to former Y-Risk employees who became Hartford employees on December 1, 2018 as a result of the Y-Risk transaction.  In addition, former Y-Risk employees who did not otherwise enroll in the Plan were automatically enrolled as of January 7, 2019 (or as soon as practicable thereafter).

Effective January 1, 2019, the Plan was amended so that (a) a Member is no longer required to obtain a plan loan before requesting a hardship withdrawal; (b) member contributions will no longer be suspended after receipt of a hardship withdrawal; and (c) earnings on before-tax contributions will be included as part of a hardship withdrawal.

Effective May 23, 2019, the definition of Service was revised to give credit for employment with Navigators to former Navigators employees who became Company employees on May 23, 2019 as a result of the Navigators transaction.  In addition, former Navigators employees who did not otherwise enroll in the Plan were automatically enrolled within 90 days of the May 23, 2019 acquisition date.

Effective May 23, 2019, the definition of “Eligible Employee” was amended by adding the following to the list of Ineligible Persons:  (a)  a person who is a nonresident alien and who receives no earned income (within the meaning of Code Section 911(d)(2)) from the Company or its affiliate which constitutes income from sources within the United States (within the meaning of Code Section 861(a)(3)); and (b) a person who is a U.S. citizen working in a foreign country for the Company or its affiliate who is not on the U.S. payroll of Hartford Fire Insurance Company.

Effective July 1, 2019, the Plan was amended to (a) increase the maximum Member contribution from 30% of eligible pay to 50%; and (b) allow partial loan prepayments.

Note 10. Subsequent Events
The 2019 novel coronavirus ("COVID-19") outbreak, which was declared a pandemic by the World Health Organization on March 11, 2020, has negatively impacted the world economy and common stock share prices for most companies, including the Company’s common stock share price. The Plan’s investment in the Hartford Stock is stated at fair value based on the closing price of $60.77 per share of the Hartford Stock at December 31, 2019, a value significantly higher than the current market price. The impact of COVID-19 on companies continues to evolve rapidly and its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may become effective and operationalized immediately, prior to amending the plan document.

The Plan has implemented the following relief provisions; however their future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.
◦Coronavirus-related distribution – Qualified participants may take a coronavirus-related distribution of up to $100 from their retirement plan without a 10% early withdrawal penalty. Eligible distributions can be taken up to December 31, 2020. Coronavirus-related distributions may be repaid within three years.
◦Participant loans – Qualified participants may borrow up to $100 from the Plan (an increase from the $50 previously allowed), and repayment can be delayed.
◦Required minimum distributions (RMDs) – RMDs were temporarily suspended for 2020.

Effective January 1, 2020, the Plan was amended so that an eligible employee hired on or after January 1, 2020 will no longer need to wait 90 days to become a Member for purposes of making contributions to the Plan; they are immediately eligible.

Management has evaluated events subsequent to December 31, 2019, through the date the financial statements were issued, noting there are no other subsequent events requiring adjustment or disclosure in the financial statements.

******

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	AMERICAN EQUITY INVT LIFE HL		***	$1,017
	APERGY CORP		***	1,063
	ARGO GROUP INTERNATIONAL		***	1,569
	AVISTA CORP		***	917
	BARNES GROUP INC		***	1,191
	BLACK HILLS CORP		***	1,010
	CACI INTERNATIONAL INC CL A		***	2,372
	CACTUS INC A		***	1,199
	CHEESECAKE FACTORY INC/THE		***	989
	COLUMBIA BANKING SYSTEM INC		***	1,342
	COMMVAULT SYSTEMS INC		***	934
	CVB FINANCIAL CORP		***	863
	DENNY S CORP		***	1,879
	DIODES INC		***	1,778
	DYCOM INDUSTRIES INC		***	997
	EAGLE MATERIALS INC		***	979
	EAGLE PHARMACEUTICALS INC		***	1,032
	EL PASO ELECTRIC CO		***	1,374
	EMPIRE STATE REALTY TRUST A		***	690
	ENPRO INDUSTRIES INC		***	564
	ESCO TECHNOLOGIES INC		***	1,146
	FIRST FINANCIAL BANCORP		***	1,102
	FIRST INDUSTRIAL REALTY TR		***	1,384
	FIRST MIDWEST BANCORP INC/IL		***	1,012
	FNB CORP		***	682
	FRANKLIN ELECTRIC CO INC		***	1,048
	FRESH DEL MONTE PRODUCE INC		***	1,011
	G III APPAREL GROUP LTD		***	1,365
	GLATFELTER		***	1,330
	HARSCO CORP		***	1,310
	HEALTHCARE REALTY TRUST INC		***	1,302
	HOPE BANCORP INC		***	848

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	HUB GROUP INC CL A		***	975
	INDEPENDENT BANK GROUP INC		***	1,183
	INTERFACE INC		***	1,289
	ITT INC		***	2,243
	KITE REALTY GROUP TRUST		***	593
	KNOLL INC		***	1,067
	KORN FERRY		***	1,067
	MANTECH INTERNATIONAL CORP A		***	1,734
	MATTHEWS INTL CORP CLASS A		***	508
	MCGRATH RENTCORP		***	1,218
	MINERALS TECHNOLOGIES INC		***	1,171
	MOOG INC CLASS A		***	1,283
	MUELLER WATER PRODUCTS INC A		***	1,383
	NORTHWESTERN CORP		***	1,654
	OXFORD INDUSTRIES INC		***	616
	PEBBLEBROOK HOTEL TRUST		***	720
	PHIBRO ANIMAL HEALTH CORP A		***	676
	PIEDMONT OFFICE REALTY TRU A		***	1,323
	PLEXUS CORP		***	2,045
	PRA GROUP INC		***	1,459
	PROGRESS SOFTWARE CORP		***	1,096
	PS BUSINESS PARKS INC/CA		***	1,684
	RENASANT CORP		***	942
	RUSH ENTERPRISES INC CL A		***	1,388
	SAIA INC		***	1,827
	SANDERSON FARMS INC		***	1,612
	SANDY SPRING BANCORP INC		***	1,334
	SCHOLASTIC CORP		***	1,144
	SELECTIVE INSURANCE GROUP		***	1,080
	SOUTH STATE CORP		***	1,338
	SOUTHWEST GAS HOLDINGS INC		***	1,121
	SRC ENERGY INC		***	553

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	STAG INDUSTRIAL INC		***	1,273
	SYNOVUS FINANCIAL CORP		***	697
	TOWNE BANK		***	970
	TRI POINTE GROUP INC		***	929
	TRUEBLUE INC		***	1,124
	UMB FINANCIAL CORP		***	930
	UMPQUA HOLDINGS CORP		***	836
	UNIFIRST CORP/MA		***	1,084
	UNITED BANKSHARES INC		***	789
	UNITED COMMUNITY BANKS/GA		***	1,322
	US DOLLAR		***	262
	WOLVERINE WORLD WIDE INC		***	1,002
		Subtotal Chartwell Equity Securities		87,843
	Clearing Account
	State Street Bank and Trust		***	-236
		Subtotal Clearing Account		-236
	Collective Investment Trusts
	SSGA REAL ASSET FUND		***	47,625
	SPRUCEGROVE	INTERNATIONAL STOCK FUND	***	109,974
	State Street	SSGA S&P 500 INDEX NON LENDING	***	686,654
	State Street	STATE STREET	***	27,316
	State Street	STATE STREET	***	91,137
	TARGET RETIREMENT 2050		***	120,322
	TARGET RETIREMENT 2045		***	251,785
	TARGET RETIREMENT 2040		***	140,653
	TARGET RETIREMENT 2035		***	367,986
	TARGET RETIREMENT 2030		***	171,412
	TARGET RETIREMENT 2025		***	347,398
	TARGET RETIREMENT 2020		***	97,120
	TARGET RETIREMENT 2015		***	78,197
	TARGET RETIREMENT INCOME FUND		***	53,368

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	TARGET RETIREMENT 2055		***	73,777
	TARGET RETIREMENT 2060		***	35,806
	TARGET RETIREMENT 2065		***	3,015
		Subtotal Collective Investment Trusts		2,703,545
	Loomis Sayles Growth Fund
	ALCON INC		***	82
	ALIBABA GROUP HOLDING SP ADR		***	17,971
	ALPHABET INC CL A		***	8,841
	ALPHABET INC CL C		***	8,842
	AMAZON.COM INC		***	18,401
	AMERICAN EXPRESS CO		***	298
	AMGEN INC		***	5,578
	AUTODESK INC		***	13,258
	AUTOMATIC DATA PROCESSING		***	2,860
	CERNER CORP		***	6,580
	CISCO SYSTEMS INC		***	7,451
	COCA COLA CO/THE		***	7,409
	COLGATE PALMOLIVE CO		***	5,174
	DANONE SPONS ADR		***	6,829
	DEERE + CO		***	7,507
	EXPEDITORS INTL WASH INC		***	7,865
	FACEBOOK INC CLASS A		***	17,904
	FACTSET RESEARCH SYSTEMS INC		***	5,012
	GSTIF 25 BPS		***	1,540
	MERCK + CO. INC.		***	3,605
	MICROSOFT CORP		***	12,175
	MONSTER BEVERAGE CORP		***	10,495
	NOVARTIS AG SPONSORED ADR		***	6,470
	NOVO NORDISK A/S SPONS ADR		***	8,329
	NVIDIA CORP		***	9,451
	ORACLE CORP		***	13,515
	PROCTER + GAMBLE CO/THE		***	8,521
	QUALCOMM INC		***	9,085
	REGENERON PHARMACEUTICALS		***	9,491

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	ROCHE HOLDINGS LTD SPONS ADR		***	9,133
	SCHLUMBERGER LTD		***	5,064
	SEI INVESTMENTS COMPANY		***	6,853
	STARBUCKS CORP		***	7,032
	US DOLLAR		***	1,000
	VARIAN MEDICAL SYSTEMS INC		***	2,975
	VISA INC CLASS A SHARES		***	18,920
	YUM BRANDS INC		***	4,952
	YUM CHINA HOLDINGS INC		***	4,059
		Subtotal Loomis Sayles Growth Fund		300,527
	Lee Munder Equity Securities
	AERCAP HOLDINGS NV		***	2,192
	AGNC INVESTMENT CORP		***	1,747
	ALEXANDRIA REAL ESTATE EQUIT		***	2,669
	ALLEGHENY TECHNOLOGIES INC		***	925
	ALLSTATE CORP		***	2,356
	AMERICAN CAMPUS COMMUNITIES		***	2,053
	AMERIPRISE FINANCIAL INC		***	2,588
	AMERISOURCEBERGEN CORP		***	854
	ARAMARK		***	1,585
	ARCHER DANIELS MIDLAND CO		***	1,078
	BERRY GLOBAL GROUP INC		***	1,878
	BORGWARNER INC		***	1,454
	BRIXMOR PROPERTY GROUP INC		***	1,796
	CARTER S INC		***	1,742
	CENTENE CORP		***	2,500
	CHARLES RIVER LABORATORIES		***	1,328
	CIMAREX ENERGY CO		***	1,203
	CLEAN HARBORS INC		***	2,181
	CONDUENT INC		***	867
	CONSTELLATION BRANDS INC A		***	1,139
	DARLING INGREDIENTS INC		***	2,923
	DENTSPLY SIRONA INC		***	2,158

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	DIAMONDBACK ENERGY INC		***	2,115
	DOLLAR GENERAL CORP		***	1,748
	DOLLAR TREE INC		***	1,666
	DOVER CORP		***	1,447
	DTE ENERGY COMPANY		***	2,230
	ENCOMPASS HEALTH CORP		***	2,321
	ENTERGY CORP		***	2,611
	ENVISTA HOLDINGS CORP		***	2,029
	EQT CORP		***	458
	EQUINIX INC		***	1,996
	EQUITRANS MIDSTREAM CORP		***	346
	EVERGY INC		***	2,692
	FMC CORP		***	2,408
	GSTIF 25 BPS		***	1,009
	HAIN CELESTIAL GROUP INC		***	1,875
	HOST HOTELS + RESORTS INC		***	1,429
	INGREDION INC		***	1,143
	ISHARES RUSSELL MID CAP VALUE		***	3,459
	KROGER CO		***	1,690
	LEIDOS HOLDINGS INC		***	2,974
	LIVENT CORP		***	1,426
	LKQ CORP		***	3,690
	M + T BANK CORP		***	1,235
	MACOM TECHNOLOGY SOLUTIONS H		***	2,769
	MICHAELS COS INC/THE		***	477
	MID AMERICA APARTMENT COMM		***	1,962
	NEWELL BRANDS INC		***	1,594
	NISOURCE INC		***	2,530
	OLIN CORP		***	935
	PACWEST BANCORP		***	1,430
	PARKER HANNIFIN CORP		***	1,355
	PINNACLE FINANCIAL PARTNERS		***	2,007
	PINNACLE WEST CAPITAL		***	1,515
	PTC INC		***	2,106

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	QORVO INC		***	1,982
	QUEST DIAGNOSTICS INC		***	2,047
	REGAL BELOIT CORP		***	2,109
	REINSURANCE GROUP OF AMERICA		***	2,189
	RPM INTERNATIONAL INC		***	2,363
	SCOTTS MIRACLE GRO CO		***	1,441
	SIGNATURE BANK		***	2,504
	SNAP ON INC		***	1,781
	SPIRE INC		***	957
	STERICYCLE INC		***	1,599
	STERLING BANCORP/DE		***	2,049
	SYNOPSYS INC		***	1,813
	TREEHOUSE FOODS INC		***	3,024
	TYSON FOODS INC CL A		***	2,266
	US DOLLAR		***	1,000
	VALVOLINE INC		***	1,243
		Subtotal Lee Munder Equity Securities		132,260
	T. Rowe Price		***
	AAON INC		***	183
	AARON S INC		***	185
	ACADIA PHARMACEUTICALS INC		***	421
	ACCELERON PHARMA INC		***	170
	ACI WORLDWIDE INC		***	441
	ADDUS HOMECARE CORP		***	336
	ADVANCED DISPOSAL SERVICES I		***	289
	ADVANCED ENERGY INDUSTRIES		***	307
	ADVANSIX INC		***	90
	AERIE PHARMACEUTICALS INC		***	61
	AEROJET ROCKETDYNE HOLDINGS		***	628
	AGIOS PHARMACEUTICALS INC		***	151
	AIMMUNE THERAPEUTICS INC		***	96
	ALBANY INTL CORP CL A		***	302
	ALKERMES PLC		***	113
	ALNYLAM PHARMACEUTICALS INC		***	48

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	AMEDISYS INC		***	490
	AMERICOLD REALTY TRUST		***	471
	AMERIS BANCORP		***	271
	AMICUS THERAPEUTICS INC		***	58
	AMN HEALTHCARE SERVICES INC		***	257
	APERGY CORP		***	261
	ASGN INC		***	520
	ASPEN TECHNOLOGY INC		***	359
	ATKORE INTERNATIONAL GROUP I		***	362
	AVANOS MEDICAL INC		***	25
	AXSOME THERAPEUTICS INC		***	196
	BEACON ROOFING SUPPLY INC		***	93
	BERRY GLOBAL GROUP INC		***	444
	BIO RAD LABORATORIES A		***	411
	BIOTELEMETRY INC		***	196
	BLACKBAUD INC		***	436
	BLUEBIRD BIO INC		***	95
	BLUEPRINT MEDICINES CORP		***	260
	BOOZ ALLEN HAMILTON HOLDINGS		***	586
	BOSTON BEER COMPANY INC A		***	425
	BOYD GAMING CORP		***	408
	BRIGHT HORIZONS FAMILY SOLUT		***	585
	BROADRIDGE FINANCIAL SOLUTIO		***	150
	BRUKER CORP		***	213
	BRUNSWICK CORP		***	305
	BURLINGTON STORES INC		***	515
	CABLE ONE INC		***	981
	CABOT MICROELECTRONICS CORP		***	386
	CACI INTERNATIONAL INC CL A		***	442
	CANTEL MEDICAL CORP		***	309
	CARDTRONICS PLC A		***	275
	CAROLINA FINANCIAL CORP		***	104

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	CARTER S INC		***	448
	CASELLA WASTE SYSTEMS INC A		***	603
	CASEY S GENERAL STORES INC		***	594
	CATALENT INC		***	577
	CAVCO INDUSTRIES INC		***	198
	CBOE GLOBAL MARKETS INC		***	382
	CENTERSTATE BANK CORP		***	277
	CERIDIAN HCM HOLDING INC		***	388
	CHARLES RIVER LABORATORIES		***	643
	CHASE CORP		***	318
	CHEESECAKE FACTORY INC/THE		***	120
	CHEMED CORP		***	675
	CHILDREN S PLACE INC/THE		***	22
	CHOICE HOTELS INTL INC		***	438
	CHURCHILL DOWNS INC		***	769
	CIRRUS LOGIC INC		***	424
	COCA COLA CONSOLIDATED INC		***	298
	COGNEX CORP		***	302
	COHERENT INC		***	408
	COMFORT SYSTEMS USA INC		***	214
	COMMVAULT SYSTEMS INC		***	204
	COOPER COS INC/THE		***	191
	CORELOGIC INC		***	317
	CORESITE REALTY CORP		***	399
	CORVEL CORP		***	229
	CRISPR THERAPEUTICS AG		***	204
	CUBESMART		***	295
	CURTISS WRIGHT CORP		***	541
	CYBERARK SOFTWARE LTD/ISRAEL		***	234
	CYRUSONE INC		***	378
	DECIPHERA PHARMACEUTICALS IN		***	93
	DENNY S CORP		***	343
	DESCARTES SYSTEMS GRP/THE		***	176

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	DOMINO S PIZZA INC		***	285
	DOUGLAS DYNAMICS INC		***	319
	DRIL QUIP INC		***	141
	E TRADE FINANCIAL CORP		***	71
	EAGLE MATERIALS INC		***	353
	EMCOR GROUP INC		***	380
	EMERGENT BIOSOLUTIONS INC		***	350
	ENANTA PHARMACEUTICALS INC		***	48
	ENCOMPASS HEALTH CORP		***	313
	ENPRO INDUSTRIES INC		***	152
	ENSIGN GROUP INC/THE		***	411
	ENTEGRIS INC		***	638
	ENVESTNET INC		***	455
	EPLUS INC		***	97
	EQUITY LIFESTYLE PROPERTIES		***	310
	EURONET WORLDWIDE INC		***	899
	EXACT SCIENCES CORP		***	548
	EXELIXIS INC		***	71
	EXPONENT INC		***	549
	FACTSET RESEARCH SYSTEMS INC		***	188
	FAIR ISAAC CORP		***	892
	FIBROGEN INC		***	163
	FIRST BANCORP/NC		***	305
	FIRST INDUSTRIAL REALTY TR		***	390
	FORTINET INC		***	197
	FRONTDOOR INC		***	320
	GARDNER DENVER HOLDINGS INC		***	389
	GARTNER INC		***	228
	GCI LIBERTY INC CLASS A		***	496
	GENERAC HOLDINGS INC		***	450
	GLOBAL BLOOD THERAPEUTICS IN		***	348
	GLOBUS MEDICAL INC A		***	372
	GRACO INC		***	399
	GRAND CANYON EDUCATION INC		***	390

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	GRAY TELEVISION INC		***	256
	GREEN DOT CORP CLASS A		***	75
	H.B. FULLER CO.		***	165
	HAEMONETICS CORP/MASS		***	522
	HEICO CORP CLASS A		***	459
	HELEN OF TROY LTD		***	682
	HERITAGE INSURANCE HOLDINGS		***	15
	HEXCEL CORP		***	428
	HILLENBRAND INC		***	43
	HILTON GRAND VACATIONS INC		***	330
	HORIZON THERAPEUTICS PLC		***	480
	IAA INC		***	452
	ICHOR HOLDINGS LTD		***	106
	ICU MEDICAL INC		***	487
	IDEX CORP		***	133
	IMMUNOMEDICS INC		***	139
	INGEVITY CORP		***	484
	INNOSPEC INC		***	494
	INNOVIVA INC		***	82
	INOGEN INC		***	62
	INSMED INC		***	168
	INSPERITY INC		***	420
	INSULET CORP		***	290
	IONIS PHARMACEUTICALS INC		***	87
	IRONWOOD PHARMACEUTICALS INC		***	92
	J + J SNACK FOODS CORP		***	453
	J2 GLOBAL INC		***	270
	JAZZ PHARMACEUTICALS PLC		***	99
	JOHN B. SANFILIPPO + SON INC		***	184
	JOHN BEAN TECHNOLOGIES CORP		***	435
	KEMPER CORP		***	240
	KODIAK SCIENCES INC		***	218
	LANDSTAR SYSTEM INC		***	433
	LANTHEUS HOLDINGS INC		***	222

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	LCI INDUSTRIES		***	306
	LENNOX INTERNATIONAL INC		***	486
	LIGAND PHARMACEUTICALS		***	253
	LINCOLN ELECTRIC HOLDINGS		***	197
	LITTELFUSE INC		***	502
	LIVANOVA PLC		***	256
	LIVE NATION ENTERTAINMENT IN		***	247
	LOGMEIN INC		***	160
	LYDALL INC		***	94
	MADRIGAL PHARMACEUTICALS INC		***	32
	MANHATTAN ASSOCIATES INC		***	369
	MARKETAXESS HOLDINGS INC		***	606
	MARRIOTT VACATIONS WORLD		***	76
	MASIMO CORP		***	668
	MATADOR RESOURCES CO		***	205
	MAXIMUS INC		***	579
	MAXLINEAR INC		***	286
	MCGRATH RENTCORP		***	138
	MEDPACE HOLDINGS INC		***	482
	MELLANOX TECHNOLOGIES LTD		***	602
	MGIC INVESTMENT CORP		***	88
	MIDDLEBY CORP		***	53
	MIDDLESEX WATER CO		***	182
	MINERALS TECHNOLOGIES INC		***	140
	MIRATI THERAPEUTICS INC		***	271
	MKS INSTRUMENTS INC		***	564
	MOLINA HEALTHCARE INC		***	683
	MONOLITHIC POWER SYSTEMS INC		***	518
	MOOG INC CLASS A		***	388
	MSG NETWORKS INC A		***	125
	MURPHY USA INC		***	422
	MYOKARDIA INC		***	187
	NCR CORPORATION		***	291
	NEKTAR THERAPEUTICS		***	58

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	NEUROCRINE BIOSCIENCES INC		***	212
	NEWMARKET CORP		***	366
	NEXSTAR MEDIA GROUP INC CL A		***	427
	NORDSON CORP		***	323
	NOVANTA INC		***	493
	NUVASIVE INC		***	368
	OLD DOMINION FREIGHT LINE		***	326
	OMNICELL INC		***	433
	ONTO INNOVATION INC		***	123
	ORMAT TECHNOLOGIES INC		***	400
	OSI SYSTEMS INC		***	416
	PACIRA BIOSCIENCES INC		***	107
	PAPA JOHN S INTL INC		***	243
	PATRICK INDUSTRIES INC		***	334
	PBF ENERGY INC CLASS A		***	212
	PDC ENERGY INC		***	96
	PEGASYSTEMS INC		***	449
	PENN NATIONAL GAMING INC		***	426
	PENNANT GROUP INC/THE		***	210
	PENUMBRA INC		***	361
	PERFORMANCE FOOD GROUP CO		***	618
	PHIBRO ANIMAL HEALTH CORP A		***	108
	PLANTRONICS INC		***	36
	POLYONE CORPORATION		***	214
	POOL CORP		***	777
	POST HOLDINGS INC		***	406
	PRA HEALTH SCIENCES INC		***	672
	PRESTIGE CONSUMER HEALTHCARE		***	255
	PRIMERICA INC		***	671
	PRINCIPIA BIOPHARMA INC		***	33
	PROOFPOINT INC		***	445
	PS BUSINESS PARKS INC/CA		***	232
	PTC INC		***	93
	PTC THERAPEUTICS INC		***	183
	QUAKER CHEMICAL CORP		***	326

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	QUALYS INC		***	358
	RADIAN GROUP INC		***	193
	REALPAGE INC		***	367
	REATA PHARMACEUTICALS INC A		***	112
	REPLIGEN CORP		***	438
	RESIDEO TECHNOLOGIES INC		***	36
	ROLLINS INC		***	187
	RUTH S HOSPITALITY GROUP INC		***	203
	SAGE THERAPEUTICS INC		***	196
	SAPIENS INTERNATIONAL CORP		***	60
	SAREPTA THERAPEUTICS INC		***	223
	SCIENCE APPLICATIONS INTE		***	307
	SCOTTS MIRACLE GRO CO		***	282
	SEATTLE GENETICS INC		***	211
	SERVICE CORP INTERNATIONAL		***	481
	SERVICEMASTER GLOBAL HOLDING		***	376
	SIGNATURE BANK		***	192
	SIX FLAGS ENTERTAINMENT CORP		***	155
	SLM CORP		***	151
	SPROUTS FARMERS MARKET INC		***	228
	SPX CORP		***	71
	SS+C TECHNOLOGIES HOLDINGS		***	375
	STANDEX INTERNATIONAL CORP		***	55
	STEPAN CO		***	156
	STEVEN MADDEN LTD		***	440
	STRATEGIC EDUCATION INC		***	301
	SUPERNUS PHARMACEUTICALS INC		***	126
	TABULA RASA HEALTHCARE INC		***	158
	TAKE TWO INTERACTIVE SOFTWRE		***	363
	TECH DATA CORP		***	169
	TELEDYNE TECHNOLOGIES INC		***	588
	TERRENO REALTY CORP		***	460
	TEXAS ROADHOUSE INC		***	416
	THERAVANCE BIOPHARMA INC		***	89
	THOR INDUSTRIES INC		***	215
	TORO CO		***	586

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	TREEHOUSE FOODS INC		***	157
	TYLER TECHNOLOGIES INC		***	437
	U.S. PHYSICAL THERAPY INC		***	308
	UBIQUITI INC		***	417
	ULTRAGENYX PHARMACEUTICAL IN		***	172
	UNIFIRST CORP/MA		***	465
	UNIQURE NV		***	179
	UNIVAR SOLUTIONS INC		***	157
	UNIVERSAL INSURANCE HOLDINGS		***	161
	US DOLLAR		***	731
	US ECOLOGY INC		***	226
	VAIL RESORTS INC		***	599
	VISTEON CORP		***	199
	WATSCO INC		***	406
	WAVE LIFE SCIENCES LTD		***	8
	WENDY S CO/THE		***	478
	WEST PHARMACEUTICAL SERVICES		***	537
	WESTERN ALLIANCE BANCORP		***	396
	WEX INC		***	524
	WOODWARD INC		***	566
	WORTHINGTON INDUSTRIES		***	79
	WPX ENERGY INC		***	514
	WW INTERNATIONAL INC		***	101
	XENCOR INC		***	159
	XPO LOGISTICS INC		***	363
	ZEBRA TECHNOLOGIES CORP CL A		***	612
		Subtotal T. Rowe Price		88,017

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	Loan Fund
	Notes receivable from Members			N/A	73,552
				Subtotal Loan Fund	73,552
	Master Expense Account
*	HARTFORD MASTER EXPENSE FUND			***	12
				Subtotal Master Expense Account	12
	Mutual Funds
*	Hartford HLS Divident & Growth Fd Cl Ia			***	302,363
*	Hartford HLS Mut Fds Bond HLS Fd Cl Ia			***	141,176
*	Hartford HLS Mut Fds Intl Opportunities HLS Fd Cl I			***	109,138
*	Hartford HLS Mut Fds Midcap HLS Fd Cl Ia			***	131,617
	Vanguard Federal Money Market			***	85,998
				Subtotal Mutual Funds	770,292
	Separate Account GIC
	New York Life			***	104,817
				Subtotal Separate Account GIC	104,817
	Shared Holdings (aa) - HIMCO Bond Fund
	ABBVIE INC	4.25%	11/14/2028	***	553
	AEP TEXAS INC	2.40%	10/1/2022	***	757
	ALLY AUTO RECEIVABLES TRUST	1.96%	12/16/2024	***	314
	AMERICAN EXPRESS CO	3.00%	10/30/2024	***	1,292
	AMERICAN INTL GROUP	3.75%	7/10/2025	***	1,070
	ANHEUSER BUSCH CO/INBEV	3.65%	2/1/2026	***	1,067
	APPLE INC	2.20%	9/11/2029	***	981
	APPLE INC	2.40%	5/3/2023	***	697
	ASTRAZENECA PLC	3.50%	8/17/2023	***	890
	AT+T INC	3.40%	5/15/2025	***	1,571

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	AT+T INC	3.95%	1/15/2025	***	241
	AVENTURA MALL TRUST	3.74%	12/5/2032	***	403
	BANK OF AMERICA CORP	3.30%	1/11/2023	***	1,251
	BANK OF AMERICA CORP	3.88%	8/1/2025	***	537
	BANK OF AMERICA CREDIT CARD TR	1.74%	1/15/2025	***	857
	BANK OF NY MELLON CORP	3.25%	9/11/2024	***	930
	BAYER US FINANCE II LLC	4.25%	12/15/2025	***	1,079
	BAYER US FINANCE LLC	3.38%	10/8/2024	***	845
	BERKSHIRE HATHAWAY INC	2.20%	3/15/2021	***	502
	BMW VEHICLE OWNER TRUST	1.95%	1/26/2026	***	393
	BOSTON SCIENTIFIC CORP	3.75%	3/1/2026	***	316
	BP CAPITAL MARKETS PLC	3.81%	2/10/2024	***	700
	BRISTOL MYERS SQUIBB CO	3.40%	7/26/2029	***	669
	BRITISH COLUMBIA PROV OF	2.65%	9/22/2021	***	335
	BURLINGTN NO SF 05 3 TR	4.83%	1/15/2023	***	133
	BURLINGTN NORTH SANTA FE	3.40%	9/1/2024	***	508
	CALIFORNIA ST	2.37%	4/1/2022	***	1,014
	CAPITAL ONE FINANCIAL CO	3.75%	3/9/2027	***	1,067
	CAPITAL ONE MULTI ASSET EXECUT	1.99%	7/17/2023	***	1,001
	CAPITAL ONE PRIME AUTO RECEIVA	1.96%	2/18/2025	***	777
	CATERPILLAR FINL SERVICE	3.45%	5/15/2023	***	1,048
	CATERPILLAR INC	2.60%	9/19/2029	***	758
	CENTERPOINT ENERGY TRANSITION	2.16%	10/15/2021	***	33
	CHUBB INA HOLDINGS INC	2.70%	3/13/2023	***	740
	CIGNA CORP	4.00%	2/15/2022	***	299
	CIGNA CORP	4.50%	3/15/2021	***	307
	CITIGROUP INC	2.70%	3/30/2021	***	1,009
	CITIGROUP INC	3.88%	10/25/2023	***	531
	CITIZENS BANK NA/RI	3.70%	3/29/2023	***	486

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	COMCAST CORP	3.95%	10/15/2025	***	980
	COMM MORTGAGE TRUST	1.87%	4/12/2035	***	44
	COMM MORTGAGE TRUST	3.76%	2/10/2049	***	1,067
	COMMONWEALTH EDISON CO	2.95%	8/15/2027	***	1,036
	CSAIL COMMERCIAL MORTGAGE TRUS	3.81%	11/15/2048	***	1,066
	CVS HEALTH CORP	3.50%	7/20/2022	***	403
	DELL INT LLC / EMC CORP	5.45%	6/15/2023	***	1,101
	DIAGEO CAPITAL PLC	2.38%	10/24/2029	***	740
	DISCOVER CARD EXECUTION NOTE T	1.88%	2/15/2023	***	1,000
	ELI LILLY + CO	3.38%	3/15/2029	***	339
	EVERSOURCE ENERGY	2.75%	3/15/2022	***	507
	EVERSOURCE ENERGY	2.90%	10/1/2024	***	511
	EXXON MOBIL CORPORATION	2.44%	8/16/2029	***	1,010
	FANNIEMAE ACES	3.35%	3/25/2024	***	907
	FED HM LN PC POOL A11544	5.50%	6/1/2033	***	8
	FED HM LN PC POOL A15942	6.00%	11/1/2033	***	5
	FED HM LN PC POOL A26586	6.00%	9/1/2034	***	6
	FED HM LN PC POOL A77952	5.00%	5/1/2038	***	7
	FED HM LN PC POOL B19557	5.50%	7/1/2020	***	4
	FED HM LN PC POOL C03506	6.00%	5/1/2040	***	132
	FED HM LN PC POOL G01629	6.00%	10/1/2033	***	9
	FED HM LN PC POOL G11868	5.50%	7/1/2020	***	2
	FED HM LN PC POOL G14174	5.00%	3/1/2025	***	17
	FED HM LN PC POOL G60948	3.00%	1/1/2047	***	1,506
	FED HM LN PC POOL J00617	5.50%	12/1/2020	***	4
	FED HM LN PC POOL J00921	5.00%	12/1/2020	***	0
	FED HM LN PC POOL J01060	5.00%	1/1/2021	***	2
	FED HM LN PC POOL J38826	3.50%	5/1/2033	***	489
	FED HM LN PC POOL Q50703	3.00%	9/1/2047	***	2,880

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	FED HM LN PC POOL Q55851	5.00%	5/1/2048	***	963
	FED HM LN PC POOL Q58634	4.00%	9/1/2048	***	4,879
	FED HM LN PC POOL V82532	3.00%	8/1/2046	***	2,804
	FED HM LN PC POOL V82942	3.00%	2/1/2047	***	1,952
	FED HM LN PC POOL ZL1830	4.00%	8/1/2041	***	131
	FHLMC MULTIFAMILY STRUCTURED P	2.68%	10/25/2022	***	1,124
	FHLMC MULTIFAMILY STRUCTURED P	2.57%	9/25/2020	***	377
	FIFTH THIRD BANK	2.88%	10/1/2021	***	645
	FNMA POOL 357821	6.00%	5/1/2035	***	116
	FNMA POOL 555417	6.00%	5/1/2033	***	31
	FNMA POOL 555591	5.50%	7/1/2033	***	35
	FNMA POOL 725704	6.00%	8/1/2034	***	25
	FNMA POOL 730716	6.00%	8/1/2033	***	19
	FNMA POOL 734059	5.50%	8/1/2033	***	7
	FNMA POOL 745932	6.50%	11/1/2036	***	47
	FNMA POOL 756154	6.00%	11/1/2033	***	29
	FNMA POOL 792191	5.50%	9/1/2034	***	31
	FNMA POOL 805176	5.50%	1/1/2020	***	1
	FNMA POOL 888022	5.00%	2/1/2036	***	76
	FNMA POOL 888341	5.00%	2/1/2037	***	50
	FNMA POOL 890528	5.50%	6/1/2039	***	71
	FNMA POOL 908560	5.50%	1/1/2022	***	1
	FNMA POOL 944026	6.50%	8/1/2037	***	145
	FNMA POOL AA4266	4.50%	5/1/2024	***	10
	FNMA POOL AB0536	6.00%	2/1/2037	***	45
	FNMA POOL AJ5733	3.50%	12/1/2041	***	1,437
	FNMA POOL AL0194	4.00%	1/1/2041	***	750
	FNMA POOL AP0632	2.50%	7/1/2027	***	314
	FNMA POOL AR9436	4.00%	8/1/2043	***	14
	FNMA POOL AS8764	2.50%	2/1/2032	***	1,013

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	FNMA POOL AV2357	4.00%	1/1/2044	***	1,161
	FNMA POOL AW1007	4.00%	5/1/2044	***	1,013
	FNMA POOL AW5067	4.50%	7/1/2044	***	1,907
	FNMA POOL AY5415	4.00%	3/1/2045	***	2,227
	FNMA POOL BC1212	3.00%	7/1/2046	***	3,325
	FNMA POOL BC4750	4.00%	10/1/2046	***	596
	FNMA POOL BC6121	4.00%	6/1/2046	***	475
	FNMA POOL BC9364	3.50%	6/1/2046	***	2,803
	FNMA POOL BD3312	3.00%	10/1/2046	***	448
	FNMA POOL BD5429	2.50%	12/1/2046	***	871
	FNMA POOL BJ0687	5.00%	4/1/2048	***	1,048
	FNMA POOL BJ0852	4.50%	11/1/2047	***	1,998
	FNMA POOL BJ1991	4.00%	11/1/2047	***	485
	FNMA POOL BJ8271	4.50%	2/1/2048	***	1,174
	FNMA POOL BK1027	3.50%	3/1/2048	***	594
	FNMA POOL MA1543	3.50%	8/1/2033	***	1,007
	FNMA POOL MA2276	2.50%	4/1/2045	***	495
	FREDDIE MAC SLST	3.50%	6/25/2028	***	1,037
	FREDDIE MAC SLST	3.50%	5/25/2029	***	432
	GE COMMERCIAL MORTGAGE CORPORA	—%	3/10/2044	***	0
	GENERAL DYNAMICS CORP	3.50%	5/15/2025	***	1,608
	GENERAL ELECTRIC CO	2.70%	10/9/2022	***	887
	GENERAL ELECTRIC CO	3.10%	1/9/2023	***	469
	GENERAL MILLS INC	4.00%	4/17/2025	***	676
	GILEAD SCIENCES INC	3.25%	9/1/2022	***	982
	GLAXOSMITHKLINE CAP INC	3.63%	5/15/2025	***	730
	GLENCORE FINANCE CANADA	4.25%	10/25/2022	***	576
	GM FINANCIAL SECURITIZED TERM	2.46%	7/17/2023	***	302
	GNMA II POOL 003624	5.50%	10/20/2034	***	35

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	GNMA II POOL 004599	5.00%	12/20/2039	***	115
	GNMA II POOL 784678	4.00%	1/20/2048	***	1,086
	GNMA II POOL AC2552	3.50%	1/20/2043	***	800
	GNMA II POOL BH0425	4.50%	6/20/2048	***	528
	GNMA II POOL MA2754	3.50%	4/20/2045	***	995
	GNMA II POOL MA2892	3.50%	6/20/2045	***	438
	GNMA II POOL MA5190	3.00%	5/20/2048	***	1,352
	GNMA II POOL MA5191	3.50%	5/20/2048	***	249
	GNMA II POOL MA5192	4.00%	5/20/2048	***	315
	GNMA II POOL MA5193	4.50%	5/20/2048	***	244
	GNMA POOL 434787	8.00%	5/15/2030	***	10
	GNMA POOL 485856	6.50%	10/15/2031	***	8
	GNMA POOL 510403	5.00%	1/15/2035	***	11
	GNMA POOL 510844	8.00%	12/15/2029	***	1
	GNMA POOL 533946	6.50%	4/15/2032	***	4
	GNMA POOL 550887	5.00%	8/15/2035	***	16
	GNMA POOL 551077	6.50%	11/15/2031	***	6
	GNMA POOL 551120	6.50%	8/15/2031	***	18
	GNMA POOL 552571	6.50%	5/15/2032	***	6
	GNMA POOL 569327	6.50%	4/15/2032	***	81
	GNMA POOL 580880	6.50%	11/15/2031	***	16
	GNMA POOL 622278	5.00%	4/15/2035	***	11
	GNMA POOL 631242	5.50%	6/15/2035	***	54
	GNMA POOL 641601	5.00%	3/15/2035	***	22
	GNMA POOL 646865	5.00%	8/15/2035	***	14
	GNMA POOL 726316	5.00%	9/15/2039	***	123
	GNMA POOL 737651	5.00%	11/15/2040	***	53
	GOLDMAN SACHS GROUP INC	2.35%	11/15/2021	***	818
	GOLDMAN SACHS GROUP INC	4.00%	3/3/2024	***	597

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	GOLDMAN SACHS GROUP INC	2.88%	2/25/2021	***	505
	GOVERNMENT NATIONAL MORTGAGE A	2.30%	7/16/1957	***	692
	GOVERNMENT NATIONAL MORTGAGE A	2.50%	9/16/1956	***	1,092
	GOVERNMENT NATIONAL MORTGAGE A	3.50%	7/20/2023	***	196
	GOVERNMENT NATIONAL MORTGAGE A	5.00%	8/20/2039	***	46
	GSTIF 25 BPS	1.43%	12/31/1950	***	25,181
	HOME DEPOT INC	2.95%	6/15/2029	***	780
	HP ENTERPRISE CO	4.40%	10/15/2022	***	491
	HSBC HOLDINGS PLC	3.95%	5/18/2024	***	2,104
	HUDSON YARDS	3.23%	7/10/2039	***	1,035
	IBM CORP	3.50%	5/15/2029	***	1,076
	INGERSOLL RAND GL HLD CO	3.75%	8/21/2028	***	798
	JOHN DEERE CAPITAL CORP	2.80%	7/18/2029	***	770
	JOHNSON + JOHNSON	2.63%	1/15/2025	***	515
	JP MORGAN MORTGAGE TRUST	3.00%	10/25/2046	***	538
	JPMBB COMMERCIAL MORTGAGE SECU	3.05%	4/15/2047	***	4
	JPMBB COMMERCIAL MORTGAGE SECU	3.80%	8/15/2048	***	1,070
	JPMORGAN CHASE + CO	2.70%	5/18/2023	***	255
	JPMORGAN CHASE + CO	2.30%	8/15/2021	***	822
	JPMORGAN CHASE + CO	2.97%	1/15/2023	***	489
	JPMORGAN CHASE + CO	3.25%	9/23/2022	***	279
	KAISER FOUNDATION HOSPIT	3.50%	4/1/2022	***	445
	KEYCORP	2.55%	10/1/2029	***	978
	KEYCORP	2.90%	9/15/2020	***	755
	KLA CORP	4.10%	3/15/2029	***	822
	LADDER CAPITAL COMMERCIAL MORT	3.39%	5/15/2031	***	586
	LAM RESEARCH CORP	3.75%	3/15/2026	***	233

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	LINCOLN NATIONAL CORP	3.80%	3/1/2028	***	800
	LLOYDS BANK PLC	5.80%	1/13/2020	***	491
	LLOYDS BANKING GROUP PLC	3.75%	1/11/2027	***	526
	LOWE S COS INC	3.65%	4/5/2029	***	1,003
	MCDONALD S CORP	3.70%	1/30/2026	***	424
	MERCEDES BENZ AUTO RECEIVABLES	2.04%	1/15/2026	***	538
	MERCK + CO INC	3.40%	3/7/2029	***	748
	MICROSOFT CORP	3.30%	2/6/2027	***	1,069
	MITSUBISHI UFJ FIN GRP	3.29%	7/25/2027	***	521
	MITSUBISHI UFJ FIN GRP	2.95%	3/1/2021	***	242
	MORGAN STANLEY	3.88%	1/27/2026	***	1,343
	NATIONWIDE FINANCIAL SER	5.38%	3/25/2021	***	342
	NIAGARA MOHAWK POWER	3.51%	10/1/2024	***	773
	NORDEA BANK ABP	4.88%	5/13/2021	***	518
	NORDEA BANK ABP	2.50%	9/17/2020	***	834
	NORFOLK SOUTHERN CORP	2.55%	11/1/2029	***	748
	ORACLE CORP	3.40%	7/8/2024	***	924
	PARKER HANNIFIN CORP	3.25%	6/14/2029	***	0
	PENSKE TRUCK LEASING/PTL	4.20%	4/1/2027	***	268
	PNC BANK NA	3.80%	7/25/2023	***	546
	PNC FINANCIAL SERVICES	3.45%	4/23/2029	***	534
	PRINCIPAL FINANCIAL GRP	3.70%	5/15/2029	***	1,091
	PROVINCE OF QUEBEC	2.75%	8/25/2021	***	396
	QUALCOMM INC	2.90%	5/20/2024	***	1,034
	RAYTHEON TECH CORP	3.13%	5/4/2027	***	1,049
	S+P GLOBAL INC	2.95%	1/22/2027	***	539
	SANTANDER HOLDINGS USA	3.50%	6/7/2024	***	514
	SHELL INTERNATIONAL FIN	2.25%	1/6/2023	***	958
	SMALL BUSINESS ADMINISTRATION	2.14%	9/1/2044	***	733
	SMALL BUSINESS ADMINISTRATION	2.22%	10/1/2044	***	548

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	SMALL BUSINESS ADMINISTRATION	2.48%	11/1/2044	***	697
	SMALL BUSINESS ADMINISTRATION	2.38%	12/1/2044	***	693
	SMALL BUSINESS ADMINISTRATION	2.86%	3/1/2020	***	22
	SMALL BUSINESS ADMINISTRATION	2.87%	5/1/2020	***	22
	SMALL BUSINESS ADMINISTRATION	1.97%	9/1/2020	***	54
	SMALL BUSINESS ADMINISTRATION	2.21%	2/1/2033	***	388
	SMALL BUSINESS ADMINISTRATION	2.87%	7/1/2034	***	388
	SMALL BUSINESS ADMINISTRATION	2.72%	3/1/2035	***	281
	SMALL BUSINESS ADMINISTRATION	2.31%	8/1/2044	***	438
	SMALL BUSINESS ADMINISTRATION	2.44%	7/1/2020	***	65
	SMALL BUSINESS ADMINISTRATION	2.82%	8/1/2035	***	519
	SMALL BUSINESS ADMINISTRATION	3.11%	4/1/2034	***	569
	SMALL BUSINESS ADMINISTRATION	2.88%	8/1/2034	***	340
	SMALL BUSINESS ADMINISTRATION	2.77%	5/1/2035	***	369
	SMALL BUSINESS ADMINISTRATION	2.88%	7/1/2035	***	839
	SMALL BUSINESS ADMINISTRATION	2.82%	9/1/2035	***	478
	SMALL BUSINESS ADMINISTRATION	2.70%	11/1/2035	***	659
	SMALL BUSINESS ADMINISTRATION	2.27%	2/1/2036	***	751
	STATE STREET CORP	3.30%	12/16/2024	***	607

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	SUMITOMO MITSUI FINL GRP	2.63%	7/14/2026	***	500
	SVENSKA HANDELSBANKEN AB	2.45%	3/30/2021	***	503
	TOYOTA MOTOR CREDIT CORP	3.20%	1/11/2027	***	734
	TOYOTA MOTOR CREDIT CORP	2.90%	4/17/2024	***	518
	TRUIST BANK	2.85%	4/1/2021	***	515
	TRUIST FIN CORP	2.90%	3/3/2021	***	253
	UNITEDHEALTH GROUP INC	2.13%	3/15/2021	***	502
	UNIV OF CALIFORNIA CA REVENUES	3.06%	7/1/2025	***	524
	US BANCORP	3.15%	4/27/2027	***	1,051
	US DOLLAR	—%	01/00/00	***	1,000
	US TREASURY N/B	1.63%	4/30/2023	***	2,000
	US TREASURY N/B	1.63%	5/15/2026	***	2,475
	US TREASURY N/B	1.13%	7/31/2021	***	7,940
	US TREASURY N/B	1.50%	7/15/2020	***	6,996
	US TREASURY N/B	1.88%	7/31/2022	***	8,057
	US TREASURY N/B	1.63%	8/15/2029	***	2,925
	US TREASURY N/B	1.38%	3/31/2020	***	4,997
	US TREASURY N/B	1.38%	10/31/2020	***	4,988
	US TREASURY N/B	1.63%	2/15/2026	***	4,534
	US TREASURY N/B	1.13%	2/28/2021	***	4,971
	VERIZON COMMUNICATIONS	4.33%	9/21/2028	***	818
	VIRGINIA ELEC + POWER CO	3.50%	3/15/2027	***	535
	VODAFONE GROUP PLC	4.13%	5/30/2025	***	1,086
	WALMART INC	2.38%	9/24/2029	***	501
	WALMART INC	3.30%	4/22/2024	***	400
	WASTE MANAGEMENT INC	3.45%	6/15/2029	***	803
	WELLS FARGO + COMPANY	3.30%	9/9/2024	***	1,079
	WELLS FARGO + COMPANY	2.50%	3/4/2021	***	1,007
	WESTLAKE CHEMICAL CORP	3.60%	7/15/2022	***	589
	WF RBS COMMERCIAL MORTGAGE TRU	2.86%	3/15/2047	***	16

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	WRKCO INC	3.90%	6/1/2028	***	1,061
	XCEL ENERGY INC	3.35%	12/1/2026	***	1,050
	Subtotal Shared Holdings (aa) - HIMCO Bond Fund				233,958
	Shared Holdings (bb) - BNY Mellon Bond Fund
	BlackRock	BlackRock 1-3 Year Government Bond Index Fund		***	18,504
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund		***	14,411
	BlackRock	BlackRock Asset-Backed Securities Index Fund		***	27,488
	BlackRock	BlackRock Commercial Mortgage-Backed Securities Index		***	5,311
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund		***	38,566
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund		***	35,256
	BlackRock	BlackRock Int Government Bond Index		***	12,444
	BlackRock	BlackRock Long term Govt Bond Index Fund		***	1,119
	PRUDENTIAL	3.91%	12/31/2040	***	186,149
	US DOLLAR	—%		***	1,000
	AEP TEXAS CENTRAL TRANSITION F	—%	2/1/2027	***	1,218
	AEP TEXAS CENTRAL TRANSITION F	—%	6/1/2021	***	398
	APPALACHIAN CONSUMER RATE RELI	—%	2/1/2024	***	1,095
	CAPITAL ONE MULTI ASSET EXECUT	—%	12/15/2024	***	2,449
	CAPITAL ONE MULTI ASSET EXECUT	—%	8/15/2024	***	2,368
	CARMAX AUTO OWNER TRUST	—%	8/15/2021	***	675
	CITIGROUP COMMERCIAL MORTGAGE	2.06%	2/10/2049	***	338
	CNH EQUIPMENT TRUST	1.98%	12/15/2021	***	332
	CNH EQUIPMENT TRUST	2.01%	2/15/2023	***	1,290
	CNH EQUIPMENT TRUST	2.84%	4/15/2024	***	1,394
	COMM MORTGAGE TRUST	1.72%	8/15/2045	***	2,630

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	COMM MORTGAGE TRUST	1.40%	2/10/2047	***	1,043
	CSAIL COMMERCIAL MORTGAGE TRUS	1.61%	4/15/2050	***	114
	DISCOVER CARD EXECUTION NOTE T	1.44%	3/15/2024	***	1,142
	DISCOVER CARD EXECUTION NOTE T	2.08%	7/15/2024	***	1,536
	DUKE ENERGY FL PROJ FIN	3.01%	9/1/2024	***	1,740
	FANNIE MAE	3.15%	3/25/2026	***	793
	FANNIE MAE	3.15%	8/25/2038	***	683
	FANNIE MAE	2.97%	6/25/2030	***	1,154
	FANNIE MAE	3.32%	11/25/2026	***	1,078
	FANNIE MAE	3.04%	3/25/2025	***	55
	FANNIE MAE	1.73%	8/25/2039	***	2,287
	FANNIE MAE	4.50%	3/25/2039	***	572
	FIFTH THIRD AUTO TRUST	3.00%	12/15/2023	***	3,229
	FNMA POOL MA1341	2.00%	2/1/2023	***	280
	FREDDIE MAC	4.50%	6/15/2039	***	172
	FREDDIE MAC	4.00%	2/15/2039	***	2,982
	FREDDIE MAC	4.00%	4/15/2040	***	708
	FREDDIE MAC	2.25%	4/15/2039	***	1,932
	FREDDIE MAC	2.64%	8/15/2025	***	1,591
	FREDDIE MAC	2.50%	2/15/2040	***	6
	FREDDIE MAC	3.00%	1/15/2039	***	1,158
	FREDDIE MAC	3.00%	2/15/2032	***	588
	FREDDIE MAC	4.00%	11/15/2021	***	311
	GOVERNMENT NATIONAL MORTGAGE A	4.00%	6/20/2039	***	970
	GOVERNMENT NATIONAL MORTGAGE A	4.00%	9/16/2051	***	1,791
	GOVERNMENT NATIONAL MORTGAGE A	2.00%	1/16/2046	***	1,358
	GOVERNMENT NATIONAL MORTGAGE A	2.00%	8/16/2039	***	2,755
	GOVERNMENT NATIONAL MORTGAGE A	3.00%	12/20/2034	***	82
	GOVERNMENT NATIONAL MORTGAGE A	2.00%	9/20/2038	***	275
	GOVERNMENT NATIONAL MORTGAGE A	3.00%	5/16/2026	***	3,000

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	GOVERNMENT NATIONAL MORTGAGE A	2.00%	12/16/2036	***	104
	GOVERNMENT NATIONAL MORTGAGE A	2.00%	9/20/2039	***	1,500
	GOVERNMENT NATIONAL MORTGAGE A	3.50%	3/20/2042	***	771
	GOVERNMENT NATIONAL MORTGAGE A	3.00%	10/20/2039	***	1,759
	GOVERNMENT NATIONAL MORTGAGE A	3.50%	8/20/2027	***	2,063
	GOVERNMENT NATIONAL MORTGAGE A	3.00%	3/20/2039	***	102
	GSTIF 25 BPS	1.00%	12/31/2050	***	2,073
	MERCEDES BENZ AUTO RECEIVABLES	2.00%	1/17/2023	***	2,020
	MERCEDES BENZ AUTO RECEIVABLES	2.50%	2/16/2021	***	41
	MORGAN STANLEY CAPITAL I TRUST	3.00%	12/15/2051	***	2,903
	PUBLIC SERVICE NEW HAMPSHIRE F	1.26%	2/1/2026	***	1,985
	UBS COMMERCIAL MORTGAGE TRUST	3.09%	5/10/2045	***	3,097
	US TREASURY N/B	1.50%	8/31/2021	***	10,092
	USAA AUTO OWNER TRUST	2.16%	7/17/2023	***	1,022
	WELLS FARGO COMMERCIAL MORTGAG	2.50%	10/15/2049	***	3,540
	Subtotal Shared Holdings (bb) - BNY Mellon Bond Fund				422,892
	State Street Government Short Term Investment Fund - Common Collective Trust
	Gstif 25 Bps Gstif 25 Bps			***	27,601
	Subtotal State Street Government Short Term Investment Fund - Common Collective Trust				27,601
	The Hartford Stock Fund
	State Street Cash Fund - STIF			***	362
*	The Hartford Stock Fund, Common stock			***	218,705
		Subtotal The Hartford Stock Fund			219,067
	Wrapper Contracts
	Transamerica Premier Life			***	0
	American General Life Ins Co			***	-60
	American General Life Ins Co			***	-25
	RGA			***	0
	Prudential			***	-132
		Subtotal Wrapper Contracts			-217

			GRAND TOTAL		5,163,930

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*  Indicates party-in-interest.
**  These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY: /s/ Tom Warters
Tom Warters
Plan Administrator
June 25, 2020